UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

VALASSIS COMMUNICATIONS, INC.

(Name of Subject Company)

VALASSIS COMMUNICATIONS, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

918866104

(CUSIP Number of Class of Securities)

Todd L. Wiseley, Esq.

Valassis Communications, Inc.

19775 Victor Parkway

Livonia, Michigan 48152

(734) 591-3000

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

Carol Anne Huff, Esq.

R. Henry Kleeman, Esq.

Kirkland & Ellis LLP

300 North LaSalle

Chicago, Illinois 60654

(312) 862-2000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On Wednesday, December 18, 2013 we announced that we entered into a definitive merger agreement to sell Valassis to Harland Clarke Holdings Corp. for a price of $34.04 per share in cash. The transaction is expected to close sometime during the first quarter of 2014.

Since that time we have received several questions from Valassis associates. Included below are responses to the most common associate questions:

What Happens to my Valassis Stock?

VCI Stock in the Valassis Employees’ Retirement Savings Plan –

Shares you own within the Valassis Employees’ Retirement Savings Plan outstanding at closing will be cashed out at $34.04 per share at the time of closing. Proceeds will be distributed to other funds within the plan according to the investment elections you have in place for future contributions at that time. If you do not have an election, the proceeds will default to the Target Date funds based on your date of birth. If you invest in VCI stock through the Self-Directed Brokerage option, your shares will be liquidated with the proceeds being swept into your money market account. To change your future contribution elections, please call JPMorgan at 800-345-2345 or log on to your account at www.retireonline.com.

Valassis Stock Options –

All of your unvested stock options will immediately become vested at the time of closing. Those and any existing vested stock options outstanding at closing will be cashed out for the difference between the tender offer price of $34.04 and the exercise price of any such stock options with an exercise price below the tender offer price. You should consult with your tax advisor as to tax consequences to you of these actions. Details of the payment will be included in the Tender Offer documents that each shareholder will receive.

Restricted Stock –

All of your unvested restricted shares outstanding at closing will immediately become vested at the time of closing, and you will receive payment of $34.04 per share per the payment terms. You should consult with your tax advisor as to tax consequences to you of these actions. Details of the payment will be included in the Tender Offer documents that each shareholder will receive.

If you have Valassis grants of stock options or restricted stock, you can go to your account at www.benefits.ml.com or call Merrill Lynch at (877) 767-2404 to get information regarding those grants.

Personal Brokerage Accounts –

If you own VCI stock at the closing through a personal account, then subject to the terms and conditions of the merger agreement, you will receive payment of $34.04 per share per the payment terms following closing. Details of the payment will be included in the Tender Offer documents that each shareholder will receive.

Can I trade before the transaction closes?

You are free to trade any shares you own outright or to exercise any vested options prior to the closing of the transaction provided you follow LE04 Insider Trading Policy and LE05 Addendum to Insider Trading Policy available on myValassis.

Other Questions

Valassis Dividend

As announced via press release on December 13, 2013, Valassis intends to pay the $.31 per share dividend to shareholders of record on December 31, 2013. Valassis is expected to pay the previously announced dividend on January 15, 2014.

Can I comment on the Pending Transaction?

We appreciate that many of you are excited about the transaction and about our future as a part of Harland Clarke Holdings Corp. However, until the transaction closes, it is important that we speak with one voice. Please forward any media or external inquiries to Mary Broaddus (broaddusm@valassis.com; Telephone: 734.591.7375) and our Corporate Communications Team. Please do not comment on the pending transaction publicly, including on social media.

Investigation of the Transaction

You may have seen notices on the internet announcing that certain law firms are ‘investigating’ the pending transaction. Such notices are common following the announcement of the sale of a public company, as are lawsuits challenging such transactions. If any such lawsuits are filed against Valassis here, we intend to defend ourselves vigorously and to complete the transaction in the first quarter of 2014.

This transaction was unanimously approved by our Board of Directors after careful evaluation of a range of strategic and value-enhancing opportunities, and our Board has determined that this transaction is in the best interest of Valassis and our stockholders.

Notice to Investors

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Valassis common stock described in this press release has not yet commenced. At the time the planned offer is commenced a wholly-owned subsidiary of Harland Clarke Holdings Corp. will file a tender offer statement on Schedule TO with the Securities and Exchange Commission and Valassis will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned offer. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Those materials will be made available to Valassis security holders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s Web site: www.sec.gov.

Forward Looking Statements

Statements in this document that are not strictly historical, including statements regarding the proposed acquisition, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined businesses and any other statements regarding events or developments that we believe or anticipate will or may occur in the future, may be “forward-looking” statements within the meaning of the federal securities laws, and involve a number of risks and uncertainties. There are a number of important factors that could cause actual events to differ materially from those suggested or indicated by such forward-looking statements and you should not place undue reliance on any such forward-looking statements. These factors include risks and uncertainties related to, among other things: general economic conditions and conditions affecting the industries in which Harland Clarke Holdings Corp. and Valassis operate; the uncertainty of regulatory approvals; the parties’ ability to satisfy the tender offer and merger agreement conditions and consummate the transaction; the availability of financing on attractive terms or at all; Harland Clarke Holdings Corp.’s ability to successfully integrate Valassis’ operations and employees with Harland Clarke Holdings Corp.’s existing business; the ability to realize anticipated growth, synergies and cost savings; and Valassis’ performance and maintenance of important business relationships. Additional information regarding the factors that may cause actual results to differ materially from these forward-looking statements is available in Harland Clarke Holdings Corp.’s SEC filings, including its Annual Report on Form 10-K for the year ended December 31, 2012 and Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2013, June 30, 2013 and September 30, 2013 as well as Valassis’ SEC filings, including its Annual Report on Form 10-K for the year ended December 31, 2012 and Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2013, June 30, 2013 and September 30, 2013. The forward-looking statements made herein speak only as of the date of this release and none of Harland Clarke Holdings Corp., Valassis or any of their respective affiliates assumes any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.

IRS Circular 230 Disclosure:

To ensure compliance with requirements imposed by the U.S. Internal Revenue Service, we inform you that any tax advice contained in this communication (including any attachments) was not intended or written to be used, and cannot be used, by any taxpayer for the purpose of (1) avoiding tax-related penalties under the U.S. Internal Revenue Code or (2) promoting, marketing or recommending to another party any tax-related matters addressed herein.